Exhibit 19.1

Vertex Pharmaceuticals Incorporated
Insider Trading Policy

1.PURPOSE
Vertex Pharmaceuticals Incorporated (“Vertex”) has adopted this Insider Trading Policy in order to take an active role in the prevention of insider trading violations by its directors, employees, and related individuals and entities.

Vertex prohibits the misuse of material nonpublic information in the trading of securities. It is also the policy of Vertex to comply with applicable securities laws concerning trading in Vertex securities on Vertex’s behalf.

This policy is designed to help prevent trading based on material nonpublic information and ensure compliance with applicable securities laws.

2.SCOPE
Who does this policy apply to? This policy applies to all of Vertex’s (including its subsidiary’s) directors and employees (“Insiders”), as well as their immediate family members, members of their households, and all companies, trusts or entities whose securities trading decisions are influenced or controlled by any of these individuals (“Related Insiders”).

What securities transactions does this policy apply to? This policy applies to all trades and transactions in Vertex securities, including common stock, options, restricted stock unit awards (including performance stock units), and any other securities that Vertex may issue, including preferred stock and convertible debentures, as well as to derivative securities relating to Vertex’s stock, whether or not issued by Vertex, such as put or call options or swaps.

Trades and transactions include, but are not limited to, purchases, sales, offers to purchase and sell, and gifts, which may include gifts to trusts for estate planning purposes, as well as donations to a charitable organization.

3.PROHIBITION ON INSIDER TRADING

What transactions are prohibited? No Insider shall engage in a transaction involving Vertex securities during any period beginning with the date that the Insider possesses material nonpublic information concerning Vertex, and ending one full trading day following the public disclosure of that information by Vertex (through a press release or filing with the Securities and Exchange Commission), or at such time as such nonpublic information is no longer material.

No Insider shall disclose, or tip, material nonpublic information about Vertex to any other person where such information may be used by that other person to his or her profit by trading in Vertex securities or tipping that information to others. Further, an Insider may not make recommendations or express opinions on the basis of material nonpublic information as to trading in Vertex securities.

No Insider may engage in any transaction involving another company’s securities or engage in any tipping activity while in possession of material nonpublic information about that company when that information is obtained in the course of employment with, or the performance of services (including as a director) on behalf of, Vertex.

What is material information? It is not possible to define all categories of material information. However, information is regarded as material if there is a substantial likelihood that it would be considered important to a reasonable investor in making an investment decision whether to buy or sell a company’s securities. In other words, if there is a substantial likelihood that the information would be viewed by the reasonable investor as having significantly altered the total mix of information available in the market concerning a company, or the information, if made public, likely would affect the market price of a company’s securities, the information is material. Material information can include positive or negative information. For example, quarterly or annual financial metrics, significant information about approved drugs or the development of drug candidates, pending or threatened significant litigation or government action, or the resolution thereof, significant cybersecurity incidents or a significant strategic transaction would typically be considered material information regarding a company. Questions concerning material nonpublic information can be directed to the legal department.

What is nonpublic information? Information is considered nonpublic unless it has been adequately disclosed to the public. This means that the information must be publicly disseminated and sufficient time must have passed for the securities markets to digest the information.

It is important to note that information is not necessarily public merely because it has been discussed in the press or on social media, which will sometimes report rumors. You should presume that information is nonpublic, unless you can point to the official release of that information by Vertex in a filing with the Securities and Exchange Commission or a press release. A person in possession of material nonpublic information should refrain from any trading activity until after one full trading day following the official release of such information by Vertex.

What are the prohibitions on hedging, pledging and derivative transactions in Vertex securities? Insiders are prohibited from using Vertex securities as collateral for loans or in margin accounts, and from engaging in transactions in Vertex securities that involve puts, calls, or other derivative securities. Further, Insiders may not purchase financial instruments that are designed to hedge or offset any decrease in the market value of Vertex securities, nor may they engage in short sales of Vertex securities.

What are blackout periods? All executive officers, directors, certain other individuals designated by the legal department, and their Related Insiders, are prohibited from buying, selling or otherwise effecting transactions in Vertex securities during the applicable quarterly blackout periods determined by the legal department. The quarterly blackout period begins on the first day of the last month of the quarter and ends after the first full trading day following the release of Vertex’s earnings for that quarter.

In addition, Vertex’s legal department may impose special blackout periods during which certain people will be prohibited from buying, selling or otherwise effecting transactions Vertex securities. If a special blackout period is imposed, the legal department will notify affected individuals.

Who is required to seek pre-clearance for transactions in Vertex securities? All executive officers, directors, certain other designated individuals, and their Related Insiders, must obtain pre-clearance from the legal department before trading Vertex securities. All pre-cleared transactions must be effected within the time period established by the legal department. In addition, all executive officers and directors are required to comply with Section 16 of the Securities and Exchange Act of 1934, and related rules and regulations which set forth reporting obligations as well as limitations on “short swing” transactions.

What are Rule 10b5-1 Plans? Notwithstanding the prohibition against insider trading, Rule 10b5-1 provides an affirmative defense against insider trading liability under Rule 10b-5. Vertex permits directors, officers and other employees to adopt a pre-arranged written trading plan in accordance with Securities and Exchange Commission Rule 10b5-1 and otherwise in compliance with Vertex’s procedures for adopting a 10b5-1 trading plan (“10b5-1 Plan”). Note that an Insider cannot adopt a 10b5-1 Plan while aware of material nonpublic information or during a blackout period, and the 10b5-1 Plan must comply with the requirements of Rule 10b5-1 (including specified waiting periods and limitations on multiple overlapping plans and single trade plans).

The restrictions on trading in this policy do not apply to trades made under a 10b5-1 Plan that was entered into in compliance with this policy and applicable rules and regulations. Contact the legal department for more information concerning 10b5-1 Plans.

Who is responsible for compliance with this policy? Each Insider must comply with this policy and the applicable laws of their jurisdiction. In addition, each Insider is individually responsible for ensuring compliance with this policy by their Related Insiders. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of Vertex, or any Vertex employee or director under this policy (or otherwise) does not in any way constitute legal advice or insulate an Insider from liability. An Insider may have to forego a proposed transaction in Vertex securities even if he or she planned to make the transaction before learning of the material nonpublic information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting. Trading in Vertex securities outside of a blackout period is not considered a “safe harbor,” and all directors, officers and other persons should use good judgment at all times.

None of Vertex nor its officers, directors, legal department or other employees have any liability for any delay in reviewing, or refusal of, a request for pre-clearance or authorization to enter into a 10b5-1 Plan.

4.OTHER INFORMATION
Are there exceptions to this policy? This policy does not prohibit the acquisition of Vertex securities from Vertex under our compensation and benefit programs. In addition, sales of Vertex securities pursuant to the sell-to-cover program are permitted by this policy. The exercise of Vertex stock options with a cash payment of the exercise price is exempt from this policy since Vertex is the seller in this transaction. This exemption does not apply to the sale of any shares issued upon such exercise.

Investments in mutual funds or exchange traded funds (“ETFs”) that also invest in Vertex securities are not prohibited, but employees may not transact in or hedge ETF shares based on material nonpublic information regarding Vertex.

What are the consequences for violation of this policy? Trading on insider information is a violation of U.S. federal and state securities laws. Insiders are subject to criminal penalties and civil penalties and fines as well as imprisonment for engaging in transactions in Vertex securities at a time when they are in possession of material nonpublic information regarding Vertex or its subsidiaries. In addition, Insiders are liable for improper transactions by any person to whom they have tipped material nonpublic information regarding Vertex or to whom they have made recommendations on the basis of such information as to trading in Vertex securities.

Insiders who violate this policy will be subject to disciplinary action by Vertex, which may include termination of employment or ineligibility for future participation in Vertex’s equity incentive plans.

How does this policy apply after cessation of employment or service to the company? If an Insider ceases to be a director or employee of Vertex at a time when he or she is aware of material nonpublic information concerning Vertex, the prohibition on purchases, sales or other dispositions of Vertex securities shall continue to apply to such person until that information has become public or is no longer material.

Who administers this policy? The legal department administers, interprets, amends and applies this policy.

5.DEFINITIONS

10b5-1 Plan. A pre-arranged written securities trading plan in accordance with Securities and Exchange Commission Rule 10b5-1 and otherwise in compliance with Vertex’s procedures for adopting such a trading plan.

ETFs. Exchange traded funds

Insiders. All of Vertex’s (including its subsidiary’s) directors and employees, as well as their immediate family members, members of their households, and all companies, trusts or entities whose securities trading decisions are influenced or controlled by any of these individuals.

Related Insiders. The immediate family members, household members, and all companies, trusts or entities whose securities trading decisions are influenced or controlled by Vertex (or Vertex subsidiary’s) directors and employees.

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